                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              (AMENDMENT NO. ___)1


                         SUMMIT BROKERAGE SERVICES, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   86601N-10-1
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                                 (CUSIP Number)

                             Sandra C. Gordon, Esq.
                             Greenberg Traurig, P.A.
                       111 North Orange Avenue, 20th Floor
                             Orlando, Florida 32801
                                 (407) 420-1000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)


--------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             (PAGE 1 OF 4 PAGES)

                                  SCHEDULE 13D

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CUSIP NO. 86601N-10-1                              Page 2 of 4 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              RICHARD PARKER

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS*

              OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                        7   SOLE VOTING POWER

       NUMBER OF               2,687,420
        SHARES        ----------------------------------------------------------
     BENEFICIALLY       8   SHARED VOTING POWER
       OWNED BY
         EACH                  640,175 (owned jointly with spouse)
      REPORTING       ----------------------------------------------------------
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH
                               2,687,420
                      ----------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                               640,175 (owned jointly with spouse)
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,327,595
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]


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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              73%
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    14     TYPE OF REPORTING PERSON*

              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP NO. 86601N-10-1                              Page 3 of 4 Pages
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ITEM     1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock"), of Summit Brokerage Services, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 25 Fifth Avenue, Indialantic, Florida 32903.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Richard Parker.
         (b) Richard Parker's business address is c/o 25 Fifth Avenue, Indialantic, Florida 32903.
         (c) Richard Parker is the Chairman of the Board and Chief Executive Officer of the Company.
         (d) Richard Parker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Richard Parker, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) Richard Parker is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 3,327,595 shares of Common Stock reported were issued to Mr. Parker in respect of certain employment-related services rendered or to be rendered by Mr. Parker to the Company and are comprised of the following: (i) 95,000 shares which are issuable upon exercise of currently exercisable options, (ii) 2,592,420 issued to Mr. Parker directly, and (iii) 640,175 shares issued jointly to Mr. Parker and his spouse.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock directly and beneficially acquired by Mr. Parker were acquired and are being held as an investment. Mr. Parker intends to review on a continuing basis his investment in the Company and may, depending on his evaluation of the Company's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment or dispose of, his investment in the Company. Except as set forth above, Mr. Parker does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

                                  SCHEDULE 13D

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CUSIP NO. 86601N-10-1                              Page 4 of 4 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of shares of Common Stock beneficially owned by Richard Parker is 3,327,595, comprising approximately 73% of the outstanding shares of Common Stock.

         (b) Richard Parker has sole voting and sole dispositive power with respect to 2,687,420 shares beneficially owned by him. He is deemed to share voting and dispositive power with respect to the 640,175 shares he jointly owns with his spouse.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities to which Mr. Parker is a party or subject.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 7, 2000                                   /s/ Richard Parker
                                                        ------------------------
                                                        Richard Parker